Contact

www.linkedin.com/in/mikelindmark
(LinkedIn)
elevatefinancialmanagement.com
(Company)

Top Skills

Analytical Skills

Strategic Thinking

Generally Accepted Accounting Principles (GAAP)

Certifications

Certified Public Accountant (Inactive)

Mike Lindmark

Chief Financial Officer at Powur, PBC
San Diego, California, United States

Summary

Mike helps emerging companies mature their Finance and Corporate infrastructure, reporting and analytic capabilities, and controls necessary to execute at scale, while maintaining the agility and perspective required to navigate early growth stages.

Core Skills & Competencies:
* Business Leadership
* Accounting Management / Financial Reporting
* Financial Planning & Analysis
* Board Representation/Investor Relations
* M&A Activity
* Contract Administration
* HR and Performance Management
* Risk Management
* Treasury

Key Career Experience:
* Powur PBC - Building the Finance systems and structure from essentially ground zero to support this amazing $350M+ revenue solar business.

* OCEANEERING INTERNATIONAL INC. - Management of business operations for the technology division of a $2B global public corporation, responsible for financial, commercial , and human resource activities.

Fractional CFO - Operated a consulting practice for 8 years, as the Controller/CFO for clients ranging from venture-backed startups to a $40MM publicly traded company; facilitated four capital raises, and an exit for two clients.

* MEMEC LLC. Led a team of five direct reports and 32 employees responsible for Accounting, Treasury Operations, Inventory, Credit, and Tax at a $2.3B global semiconductor distributor. Executed

Controller duties for 45 field sales and 16 corporate cost centers. Served a key role developing internal processes in support of a planned IPO; established SOX controls; key contributor of S1 filing.

Contact Info:
Email: mike_lindmark@yahoo.com
Mobile: (858) 603-5049

Experience

Powur, PBC
Chief Financial Officer
January 2021 - Present (3 years 10 months)
San Diego County, California, United States

Oceaneering International, Inc.
Director Of Finance And Administration / Commercial Manager
July 2014 - April 2020 (5 years 10 months)
San Diego, California, United States

Leadership roles involving multiple facets of Finance and Commercial Operations for the Global Data Solutions business unit of this global applied technology company.

Multiple Clients
Consulting CFO
2006 - 2014 (8 years)
San Diego

Fractional financial leadership roles with clients in Information Technology & Solutions, Manufacturing, and Commercial Construction industries. Responsibilities also included commercial, operational, and human resource oversight. Experience included multiple M&A transactions, equity and debt raises, shareholder and board relationships.

Memec, LLC
Director of Finance
1998 - 2005 (7 years)
San Diego

Led a team of 32 employees engaged in Accounting, FP&A, Treasury Operations, Inventory, Credit, and Tax. We managed the financial operations for 45 Americas field offices, as well as global shared services for 16 global

cost centers at a $2.3B semiconductor distributor. Experience included operational restructuring, process transformation, audit oversight, S-1 preparation, and SOX development.

Education

University of San Diego

Accounting, Business